MORGAN GUARANTY TRUST COMPANY OF NEW YORK, TOKYO OFFICE

                                                                 EXHIBIT 8(b)(2)

                      Fee Schedule for Acting as Custodian
                               and Standing Proxy
                      ------------------------------------

      1. Safekeeping Charges. Yen 2.00 per share per annum for the first 10,000 shares. Yen 1.50 per share per annum for 10,001 shares or over to 100,000 shares. Yen 1.25 per share per annum for 100,001 shares or over to 1,000,000 shares. Yen 1.00 per share per annum for 1,000,001 shares or over to 5,000,000 shares. For 5,000,001 shares and over, reasonable rates to be agreed upon by the Custodian and Subcustodian. Minimum Charge: Yen 20,000 per year.

      2. Activity Charges. Yen 3,500 for each transaction over the account.